

November 19, 2025


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common
Shares, no par value, of Titan Mining Corporation, under the Exchange Act of 1934.


Sincerely,

*[signature: Craig A. Mart]*

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**